                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




                         COMMISSION FILE NUMBER 1-14337



                PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN
                -------------------------------------------------
                            (Full title of the Plan)



                               PENTON MEDIA, INC.
                               ------------------
          (Name of Issuer of the Securities Held Pursuant to the Plan)




                  1300 East Ninth Street, Cleveland, Ohio 44114
                  ---------------------------------------------
                (Address of Issuer's Principal Executive Office)

                               PENTON MEDIA, INC.
                               INDEX TO FORM 11-K






                                                            Page

(a)   Financial Statements - financial statements             3-14
      required to be filed are listed in the
      Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)   Signatures                                              15

(c)   Exhibit:

      Number          Description
      ------          -----------

       23             Consent of Independent Accountants      16

    PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN


    FINANCIAL STATEMENTS
    AND SUPPLEMENTAL SCHEDULE

    DECEMBER 31, 2001 AND 2000

PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------

                                                                               Page

Report of Independent Accountants                                                 5

Financial Statements:
    Statements of Net Assets Available for Benefits
       at December 31, 2001 and 2000                                              6

    Statement of Changes in Net Assets Available for Benefits
       for the year ended December 31, 2001                                       7

    Notes to Financial Statements                                              8-13


Supplemental Schedule required by ERISA: *
    Schedule H Part IV Item 4i -
      Schedule of Assets Held for Investment Purposes at December 31, 2001       14
















* Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA (Employee Retirement Income Security Act of 1974) have been omitted because the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Penton Media, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Penton Media, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------


Cleveland, Ohio
June 21, 2002

PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------



                                                        DECEMBER 31,
                                                   2001             2000

Assets:
    Investments, at fair market value         $  61,474,709   $   69,917,426
    Participant loans                             1,658,583        1,375,468
                                              -------------    -------------

             Total Investments                   63,133,292       71,292,894

 Contribution Receivables:
    Employee contributions                                -           14,966
    Employer contributions                                -            5,704
                                              -------------    -------------
                                                          -           20,670

Net assets available for benefits:            $  63,133,292   $   71,313,564
                                              =============   ==============






The accompanying notes are an integral part of the financial statements.

PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                              FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                                     2001

Increases:
   Investment Income:
     Interest and dividends                                     $    1,279,432

   Contributions:
     Participant contributions                                       7,074,856
     Employer contributions                                          2,215,260
                                                                --------------
                                                                     9,290,116

   Transfers in (Note 1)                                             5,835,192
                                                                --------------
        Total Additions                                             16,404,740

Deductions:
   Investment Loss:
     Net depreciation in fair market value of investments         (16,523,965)

   Distributions and fees:
     Benefit payments to participants                              (8,050,768)
     Administrative fees                                              (10,279)
                                                                --------------
                                                                   (8,061,047)

        Total Deductions                                          (24,585,012)

   Net decrease                                                    (8,180,272)

Net Assets Available for Benefits:
   Beginning of year                                                71,313,564
                                                                --------------
   End of year                                                  $   63,133,292
                                                                ==============





The accompanying notes are an integral part of the financial statements.

PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

     1.   PLAN DESCRIPTION

     The following description of the Penton Media, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL
     Prior to August 7, 1998, Penton Media, Inc. ("Penton" or "Company") was a wholly owned subsidiary of Pittway Corporation ("Pittway"). Pittway distributed 100% of Penton's common stock on August 7, 1998, to Pittway's shareholders in a tax-free spinoff. On September 1, 1998, the Company adopted the Plan, a 401(k) defined contribution plan. Effective January 1, 2001, the Plan was amended and restated to incorporate various plan qualification requirements made by the Uruguay Round Agreements Act (GATT), the Taxpayer Relief Act of 1997, the Reemployment Rights Act of 1994 (USERRA), the Internal Revenue Service Restructuring and Reform Act of 1998 and the Small Business Job Protection Act of 1996 (SBJPA).

     On March 15, 2000 Penton sold its Direct Mail segment. Pursuant to Section 401(k)(10) of the Code, employees of the Direct Mail segment were given the option to keep their accounts in the Plan, transfer their account balances to a qualified IRA, transfer their account balances to a new plan or receive a distribution.

     In September 2000, Penton acquired the stock of Duke Communications International ("Duke"). Effective February 23, 2001, Duke employees ceased participation in the Duke Communications International 401(k) Retirement Plan ("the Duke Plan"), the Duke Plan was frozen and Duke employees began participation in the Plan. Effective March 7, 2001, the Duke Plan was merged into the Plan and the assets from the Duke Communications International 401(k) Retirement Plan were transferred to Fidelity.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All non-union employees of the Company become eligible to participate in the plan on the first day of the month that is at least 30 days after the date on which the employee begins employment with the Company.

     CONTRIBUTIONS
     Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Unless waived, 3% of an eligible employee's compensation will automatically be deducted and contributed to the Plan. The matching percentage contributed by the Company is determined by resolution of the Board of Directors of the Company, at their discretion. Contributions are subject to certain limitations. Prior to January 1, 2002, the matching contribution was equal to 50% of the first 6% of the participants' contributions to the Plan. Effective January 1, 2002, the Company temporarily suspended the Company match.

     The Plan also permits rollover contributions from other qualified retirement plans. Rollover contributions are included in participant contributions and amounted to $626,384 in 2001.

     PARTICIPANT ACCOUNTS
     Fidelity maintains an individual account for each participant. This account is credited with participant contributions, employer matching contributions and Plan earnings, as allocated, based upon each participant's election.

PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

     VESTING
     Participants are immediately vested in both employee and the employer matching contributions, plus actual earnings thereon.

     INVESTMENT OPTIONS
     Upon enrollment in the Plan, a participant may direct employee and matching employer contributions in one quarter percent increments in any of the investment options. Two of the investment options are no longer available for future investment purposes, as noted in the descriptions which follow.

     Northern Trust is the trustee for the following funds: AptarGroup Inc. Stock Fund, Pittway Corporation Stock Fund, and the Penton Media, Inc. Stock Fund. Northern Trust reports all activity of these funds to Fidelity. Fidelity manages the following remaining funds: Retirement Government Money Market Portfolio, Managed Income Portfolio, Growth & Income Portfolio, Aggressive Growth Fund, Magellan Fund, Spartan 500 Index Fund, Diversified International Fund, Fidelity Mid-Cap Stock Fund, PIMCO Total Return Fund II, Neuberger Berman Genesis, Morgan Stanley Value Added Equity, and the Fidelity Freedom Funds.

     Fidelity Retirement Government Money Market Portfolio is a money market mutual fund that invests in obligations, issued or guaranteed as to principal and interest by the U.S. Government.

     Fidelity Managed Income Portfolio is a stable value fund (common or collective trust). It invests primarily in high-quality, short and long term insurance company investment contracts (GICs), bank investment contracts (BICs), short term money market instruments and "synthetic" GICs (debt obligations issued by one institution and insured by another as to the payment of principal at maturity).

     Fidelity Growth & Income Portfolio is a growth and income mutual fund, which seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests primarily in U.S. and foreign stocks, focusing on those that pay dividends and show potential earnings growth. It may also invest in bonds.

     Fidelity Aggressive Growth Fund is a growth mutual fund and invests primarily in stocks of small and medium size developing companies that have the potential to grow rapidly. Such stocks may be subject to abrupt or erratic price changes.

     Fidelity Magellan Fund is a growth mutual fund and seeks long-term capital appreciation by investing in the stocks of both well known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities held by the fund may include both foreign and domestic companies.

     Spartan 500 Index Fund is a growth mutual fund and invests primarily in the stocks that are included in the Standard & Poor's Composite Index of 500 stocks and other securities that are based on the value of the index.

     Fidelity Diversified International Fund is a growth mutual fund that invests primarily in stocks of companies located outside of the U.S. that are included in the Morgan & Stanley EAFE Index (Europe, Australia, Far East Index). It seeks stocks of larger companies that are considered undervalued in their countries.

     Fidelity Mid-Cap Stock Fund is a long-term growth mutual fund that invests primarily in domestic and foreign stocks of companies with medium market capitalization.

PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

     PIMCO Total Return Fund II seeks total fund return with an average portfolio duration between three and six years. The fund invests primarily in investment grade fixed income securities, which may include U.S. government obligations, mortgage and asset backed securities, variable and floating debt securities and convertible securities.

     Neuberger Berman Genesis Trust seeks long term capital appreciation. The fund primarily invests in common stocks of small companies.

     Morgan Stanley Value Added Equity Fund seeks capital appreciation and current income. The fund primarily invests in common stocks listed on the S&P 500.

     Fidelity Freedom Funds provides investing opportunities for both short and long term goals by allowing investors to choose from the following fund options based on the participants' targeted retirement date: Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Fidelity Freedom 2040 Fund. The funds invest in a combination of Fidelity equity, fixed income and money market funds which are allocated differently based on the retirement goal.

     AptarGroup, Inc. Stock Fund is a fund which, under a former plan, invested exclusively in shares of AptarGroup, Inc. stock. Any contributions or investment gains previously invested in the AptarGroup, Inc. Stock Fund, may, at the present time, remain invested in Aptar Stock. These contributions or investment gains may be reinvested in another fund. The AptarGroup, Inc. Stock Fund is no longer available as an investment option for future contributions.

     Pittway Corporation Stock Fund is a fund which, under a former plan, invested exclusively in shares of Pittway Corporation Class A stock. Early in 2000, Pittway was sold to Honeywell International, Inc ("Honeywell"). Upon consummation of the transaction, the Pittway Corporation Stock Fund was liquidated and participants were given the option to transfer any assets held in the Pittway Stock Fund to the other remaining funds. During 2000 (for the period prior to the sale to Honeywell), the fund was not available as an investment option; therefore, any contributions or investment gains previously invested in the fund remained invested in Pittway stock.

     Penton Media, Inc. Stock Fund invests exclusively in shares of Penton Media, Inc. stock. Investment gains may result from both dividends and increases in the market value of shares. Shares in the Penton Media, Inc. Stock Fund are acquired on the open market at fair market value on the date purchased.

     PARTICIPANT LOANS
     Participants may borrow from their fund accounts a minimum of $1,000 not to exceed the lesser of $10,000 or 50% of the account balance. Loan repayments are treated as a transfer to the investment funds from the Loan Fund. Participant loans are reflected as a transfer from the respective investment funds to the Loan Fund. Loan terms may not exceed five years. The loans are secured by the balance in the participant's vested account and carry an interest rate equal to the prime rate plus one percent on the date of the loan. Interest rates range from 6.00% to 11.50%. Principal and interest are paid ratably through payroll deductions.

PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

     PAYMENT OF BENEFITS AND WITHDRAWALS
     A participant may withdraw their account balance upon termination of employment or upon reaching age 59 1/2 by calling Fidelity directly.

     Hardship withdrawals are available if requirements are met as outlined in the plan document.

     Upon termination of employment or death, the accumulated benefits will be paid to the participant or beneficiary based on their payment election. Participants may elect to receive either a lump sum, a series of installments over a period of time as determined by the plan document, or a combination of the two.

     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Investments in the AptarGroup, Inc. Stock Fund, Pittway Corporation Stock Fund, and Penton Media, Inc. Stock Fund are valued at quoted market prices at year end. Investments in the Fidelity Growth and Income Portfolio, Fidelity Aggressive Growth Fund, Fidelity Magellan Fund, Spartan 500 Index Fund, Fidelity Diversified International Fund, Fidelity Mid-Cap Stock Fund, PIMCO Total Return Fund II, Neuberger Berman Genesis Trust, Morgan Stanley Value Added Equity Fund, and Fidelity Freedom Funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity Retirement Government Money Market Portfolio and Fidelity Managed Income Portfolio are stated at fair value as determined by the trustee. Participant loans are valued at cost which approximates fair market value.

     Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid by the Plan.

     TRUSTEE EXPENSES AND ADMINISTRATIVE EXPENSES
     Certain trustee expenses and administrative expenses incurred in the administration of the Plan are paid by either the Plan, the Company, or the participants.

PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


3.   RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

4.   PARTY-IN-INTEREST TRANSACTIONS

     Party-in-interest transactions consist of loans made to participants, investments in the Fidelity Funds and investments in the Penton Media, Inc. Stock Fund, Pittway Corporation Stock Fund, and AptarGroup, Inc. Stock Fund.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. The Company also has the right under the Plan to discontinue its contributions at anytime. As mentioned previously in Note 1, Contributions, effective January 1, 2002, the Company temporarily suspended the 50% Company match of the first 6% of each participant's contribution.

6.   INVESTMENTS

     The following are investments that represent 5% or more of the Plan's net assets at December 31:

                                                                    2001           2000
                                                                    ----           ----
     Fidelity Retirement Gov't Money Market Portfolio,        $ 14,358,552      $   14,147,164
          14,358,552 and 14,147,164 shares, respectively

     Fidelity Growth & Income Portfolio                       $ 10,458,287      $   11,300,331
          279,783 and 268,416 shares, respectively

     Fidelity Magellan Fund                                   $ 18,593,551      $   19,058,159
          178,407 and 159,750 shares, respectively

     Fidelity Aggressive Growth Fund                          $  5,897,179      $    8,976,498
       310,051 and 248,175 shares, respectively

     Spartan 500 Index Fund                                   $  3,688,516      $            -
          46,755 shares

     Penton Media, Inc. Stock Fund                            $          -      $    8,967,197
        333,663 shares


PENTON MEDIA, INC. 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


     The Plan's investments depreciated as follows:

                                          2001
                                          ----

       Common Stock                   $  (6,595,466)
       Mutual Funds                      (9,928,499)
                                      --------------
       Total                          $ (16,523,965)
                                      ==============

7.   FEDERAL INCOME TAX STATUS

     The Plan filed for a determination letter from the Internal Revenue Service on December 20, 2001 with respect to its qualified status under Section 401(a) of the Code. The application for a determination letter was filed within the remedial amendment period which extended the determination letter filing deadline until February 28, 2002. Prior to this filing, the Plan did not have a favorable determination letter. However, since the Plan was spun-off from the Pittway 401(k) plan in the same form, and Pittway received a favorable determination letter dated May 22, 1995, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. As such, the Plan financial statements do not reflect any accruals for federal and state taxes.

                PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN
                           SCHEDULE H PART IV ITEM 4i
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              At December 31, 2001


                                                                  Number of
                Investment Description                              Shares            Market Value           Interest Rate
----------------------------------------------------------- ---------------------  -------------------   ----------------------

Fidelity Retirement Government Money Market Portfolio                 14,358,552         $ 14,358,552

Fidelity Managed Income Portfolio                                      2,795,053            2,795,053

Fidelity Growth & Income Portfolio                                       279,783           10,458,287

Fidelity Aggressive Growth Fund                                          310,051            5,897,179

Fidelity Magellan Fund                                                   178,407           18,593,551

Spartan 500 Index Fund                                                    46,755            3,688,516

Fidelity Diversified International Fund                                  116,191            2,216,930

Fidelity Mid-Cap Stock Fund                                                  656               14,814

PIMCO Total Return Fund II                                                 3,897               40,762

Neuberger Berman Genesis Trust                                               751               21,855

Morgan Stanley Value Added Equity Fund                                     2,860               27,654

Fidelity Freedom Funds                                                     1,746               21,070

AptarGroup, Inc. Stock Fund                                                7,020              245,925

Penton Media, Inc. Stock Fund                                            494,339            3,094,561

Participant Loans                                                                           1,658,583           6.00% - 11.50%
                                                                                   -------------------

                                                                                         $ 63,133,292

                                                                                   ===================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN








     BY:  /s/ PRESTON L. VICE
        ---------------------
         Interim Chief Financial Officer
         (Duly Authorized Officer and Principal Financial Officer)


Date:  June 28, 2002